AIS

January 29, 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing**

  Subject: Form to Report on Names of Members and Scope of Work of the Audit Committee

  Date: January 29, 2009

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 29, 2009

F 24-1

Form to Report on Names of Members and Scope of Work of the Audit Committee

The Board of Directors meeting/shareholders meeting of Advanced Info Service Plc. No. 1/2009 held on 29 January 2009 resolved the meeting's resolutions in the following manners:

○ Appointment of the audit committee/Renewal for the term of audit committee:

☐ Chairman of the audit committee ☐ Member of the audit committee

As follows:

(1) ....

(2) ....

(3) ....

(4) ....

, the appointment/renewal of which shall take an effect as of ....(date).....................

Ø Determination/Change in the scope of duties and responsibilities of the audit committee with the following details:

The Board of Directors determined changing the scope of duties and responsibilities of the Audit Committee according to the Notification of the Stock Exchange of Thailand on Qualifications and Operation Scope of Audit Committee 2008 on 9 June 2008, the determination/change of which shall take an effect as of 29 January 2009.

The audit committee is consisted of:

		Remaining term in office
1. Chairman of the audit committee	Mr. Aviruth Wongbuddhapitak	3 months
2. Member of the audit committee	Mrs. Tasanee Manorot	3 months
3. Member of the audit committee	Mr. Surasak Vajasit	1 year and 3 months
Secretary of the audit committee	Mrs. Suvimon Kulalert	

Enclosed hereto is - copies of the certificate and biography of the audit committee. The audit committee number(s) 1 and 2 has/have adequate expertise and experience to review creditability of the financial reports.

The audit committee of the company has the scope of duties and responsibilities to the Board of Director on the following matters:

1. To review that the Company's financial reports are prepared in accordance with legally defined accounting principles and adequately disclosed;
2. To review the Company's internal control system and internal audit system to ensure that they are suitable and efficient, to determine an internal audit unit's independence, as well as to approve the appointment, transfer, dismissal, performance appraisal and remuneration of the chief of an internal audit unit;
3. To review the Company's compliance with the law on securities and exchange, the Exchange's regulations, and the laws relating to the Company's business;
4. To consider, select and nominate an independent person to be the Company's auditor, and to propose such person's remuneration, as well as to attend a non-management meeting with an auditor at least once a year;
5. To review the Connected Transactions, or the transactions that may lead to conflicts of interests, to ensure that they are in compliance with the laws and the Exchange's regulations, and are reasonable and for the highest benefit of the Company;

6. To review that the Company has established an appropriate and effective risk management system;
7. to review and approve the Charter of Internal Audit activities, annual audit plan and activities of Internal Audit, and coordinate with the external auditor;
8. To prepare, and to disclose in the Company's annual report, an audit committee's report which must be signed by the Audit Committee's Chairman and consist of at least the following information:
   (a) an opinion on the accuracy, completeness and creditability of the Company's financial report,
   (b) an opinion on the adequacy of the Company's internal control system,
   (c) an opinion on the compliance with the law on securities and exchange, the Exchange's regulations, or the laws relating to the Company's business,
   (d) an opinion on the suitability of an auditor,
   (e) an opinion on the transactions that may lead to conflicts of interests,
   (f) the number of the audit committee meetings, and the attendance of such meetings by each committee member,
   (g) an opinion or overview comment received by the audit committee from its performance of duties in accordance with the charter, and
   (h) other transactions which, according to the Audit Committee's opinion, should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Company's Board of Directors;
9. To continue the inspection when the external auditor informs regarding any suspicious circumstance that the director, manager or any person responsible for the operation of such juristic person commits an offence under the Security and Exchange Act and the Audit Committee shall report the result of preliminary inspection to the Office of the Securities and Exchange Commission and the external auditor within thirty days.
10. To report the performance of the Audit Committee to the Board of Directors at least four times a year. In its performance of duties, if it is found or suspected that there is a transaction or any of the following acts which may materially affect the Company's financial condition and operating results, the audit committee shall report it to the Board of Directors for rectification within the period of time that the audit committee thinks fit.
    If the Company's Board of Directors or management fails to make a rectification within the period of time under the first paragraph, any Audit Committee Member may report on the transaction or act under the first paragraph to the Office of the Securities and Exchange Commission or the Exchange.
11. To have the authority to invite concerned executives, Management and officers of the Company to express opinions, attend meetings or deliver documents as deemed necessary.
12. To agree to retain a consultant or other third person to express opinions or give advice as deemed necessary.
13. To review and evaluate the scope of the performance of the Audit Committee on an annual basis.
14. To perform other duties as assigned by the Board of Directors of the Company with the consent of the Audit Committee.

The company hereby certifies that

1. The qualifications of the aforementioned members meet all the requirements of the Stock Exchange of Thailand; and
2. The scope of duties and responsibilities of the audit committee as stated above meet all the requirements of the Stock Exchange of Thailand

END